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                             May 6, 2022

       Peter (Peizhi) Luo
       Chief Executive Officer
       Adagene Inc.
       4F, Building C14, No. 218
       Xinghu Street, Suzhou Industrial Park
       Suzhou, Jiangsu Province, 215123
       People   s Republic of China

                                                        Re: Adagene Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed April 26,
2022
                                                            File No. 333-264486

       Dear Mr. Luo:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       Cover Page

   1. Please revise your cover page to state whether your auditor is subject to the determinations
announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign
Companies Accountable Act and related regulations, including the potential Accelerating
Holding Foreign Companies Accountable Act, will affect your
                                                        company. In your
revisions, please discuss the time periods for any potential prohibition on trading.
 Peter (Peizhi) Luo
FirstName  LastNamePeter (Peizhi) Luo
Adagene Inc.
Comapany
May  6, 2022NameAdagene Inc.
May 6,
Page  2 2022 Page 2
FirstName LastName
2. Please provide prominent disclosure here, in the Our Company section and in Risk
         Factors disclosing that you were provisionally identified by the Commission on May 4,
         2022 under the HFCAA. Refer to https://www.sec.gov/hfcaa.
3. Please revise your prospectus cover page to clarify that any potential secondary offerings of securities made pursuant to the registration statement are limited to currently outstanding securities. For guidance, please refer to General Instruction I.B.3 of Form F-3.
Our Company, page 3

4. Please revise this section, where appropriate, to state whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries' operations. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Transfer of Funds and Other Assets, page 13

5. Please revise your disclosure to state whether you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures in greater detail.
Risk Factors
Failure to comply with existing or future laws..., page 21

6. Please revise the disclosure underneath this heading, or elsewhere, as appropriate, to explain to what extent you believe you are compliant with the regulations or policies that have been issued by the CAC to date.
Enforceability of Civil Liabilities, page 70

7. Please expand your disclosure to specifically discuss whether you have officers or directors located in China, and if so, address the difficulty of bringing actions and enforcing judgments against individuals located in China. Please also include relevant summary risk factor and risk factor disclosure, as applicable.
Exhibits

8. With reference to General Instruction I.B.3 of Form F-3, please revise your Exhibit 5.1 opinion with respect to the securities to be potentially offered by selling shareholders to clarify that such securities were duly authorized and are currently validly issued, fully paid and non-assessable.

         We remind you that the company and its management are responsible for the accuracy
 Peter (Peizhi) Luo
Adagene Inc.
May 6, 2022
Page 3

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any questions.



                                                           Sincerely,
FirstName LastNamePeter (Peizhi) Luo
                                                           Division of
Corporation Finance
Comapany NameAdagene Inc.
                                                           Office of Life
Sciences
May 6, 2022 Page 3
cc:       Xuelin (Steve) Wang, Esq.
FirstName LastName